Exhibit 99.17

SUPPLEMENTAL WARRANT INDENTURE

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of the 20th day of August, 2019

BETWEEN:

EQUINOX GOLD CORP.,

a corporation incorporated under the laws of the province of British Columbia

(hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company incorporated under the federal laws of Canada

(hereinafter called the “Warrant Agent”)

WHEREAS Luna Gold Corp. (“Luna”) and the Warrant Agent executed a warrant indenture (the “Warrant Indenture”) dated as of August 29, 2016;

AND WHEREAS Luna and the Warrant Agent entered into a warrant indenture supplement dated as of November 3, 2016 (the “First Supplemental Warrant Indenture”) to effect the consolidation of its issued and outstanding common shares on the basis of one (1) common shares for every ten (10) common shares;

AND WHEREAS on February 1, 2017, Luna and JDL Gold Corp. entered into an arrangement agreement (the “Luna Arrangement Agreement”) whereby the Corporation acquired 100% of the outstanding common shares of Luna. Under Luna Arrangement Agreement, Luna shareholders received 1.105 common shares of the Corporation (the “Common Shares”) for each common share of Luna;

AND WHEREAS on March 31, 2017, pursuant to the Luna Arrangement Agreement, each holder of Warrants is entitled to receive upon exercise of its Warrants, as previously adjusted pursuant to the consolidation on November 3, 2016, 1.105 Common Shares for every ten (10) Warrants following the payment of the exercise price of CDN$2.50;

AND WHEREAS the Corporation changed its name from JDL Gold Corp. to Trek Mining Inc. effective as of April 3, 2017;

AND WHEREAS the Corporation changed its name from Trek Mining Inc. to Equinox Gold Corp. effective as of December 22, 2017;

AND WHEREAS 35,000,000 Warrants (as defined in the Warrant Indenture) were issued and remain outstanding as of the date hereof pursuant to the Warrant Indenture;

AND WHEREAS the Corporation and Solaris Copper entered into an arrangement agreement dated June 20, 2018 (the “Arrangement Agreement”) which involves, among other things, the distribution of common shares of Solaris Copper (the “Solaris Shares”) to existing shareholders of the Corporation;

AND WHEREAS effective August 3, 2018, pursuant to the Arrangement Agreement, a Warrantholder is entitled to 1.105 Common Shares and 0.1105 of a Solaris Share for every ten (10) Warrants exercisable;

AND WHEREAS section 8.1(a) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth adjustments in the application of Article 4 of the Warrant Indenture;

AND WHEREAS on the date hereof, the Corporation will be effecting the consolidation of its issued and outstanding Common Shares on the basis of one (1) new Common Share for every five (5) old Common Shares (the “Share Consolidation”);

AND WHEREAS the Corporation provided notice of the Share Consolidation to the Registered Warrantholders by mail on August 12, 2019 in the form of Schedule “A” attached hereto;

AND WHEREAS the board of directors of the Corporation has passed resolutions approving the amendments to the Warrant Indenture set forth herein and implemented hereby;

AND WHEREAS the Warrant Agent has agreed to enter into this supplemental warrant indenture (the “Third Supplemental Warrant Indenture”) and to hold all rights, interest and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Third Supplemental Warrant Indenture from time to time;

AND WHEREAS the Corporation have duly authorized the execution and delivery of this Third Supplemental Indenture and all things necessary to make this Third Supplemental Indenture a valid and binding agreement in accordance with its terms;

NOW THEREFORE THIS THIRD SUPPLEMENTAL WARRANT INDENTURE WITNESSES that in consideration of the premises and of other good and valuable consideration, the parties hereto covenant, agree and declare as follows:

1.         This Third Supplemental Warrant Indenture is supplemental to the Warrant Indenture, the First Supplemental Warrant Indenture and the Second Supplemental Warrant Indenture, and the Warrant Indenture, the First Supplemental Warrant Indenture and the Second Supplemental Warrant Indenture shall henceforth be read in conjunction with this Third Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture, the First Supplemental Warrant Indenture and the Second Supplemental Warrant Indenture and of this Third Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture, the First Supplemental Warrant Indenture and the Second Supplemental Warrant Indenture;

2.         On and after the date hereof, each reference to the Warrant Indenture, as amended by the First Supplemental Indenture and the Second Supplemental Indenture, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended by the First Supplemental Warrant Indenture, the Second Supplemental Warrant Indenture, and as amended hereby. Except as specifically amended by this Third Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged;

3.         Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Warrant Indenture;

4.         All references to “Trek Mining Inc.” or “Trek” are replaced with “Equinox Gold Corp.” or “Equinox”.

5.         The recitals of the Warrant Indenture is hereby amended to delete in its entirety the following,

“AND WHEREAS pursuant to this Indenture, every ten (10) Warrants shall, subject to adjustment, entitle the holder thereof to acquire one (1) Common Share upon payment of the Exercise Price upon the terms and conditions herein set forth;”

and to instead insert:

“AND WHEREAS pursuant to this Indenture, every fifty (50) Warrants shall, subject to adjustment, entitle the holder thereof to acquire 1.105 Common Share upon payment of the Exercise Price upon the terms and conditions herein set forth;”

6.         The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:

“Exercise Price” at any time means the price at which 1.105 Common Share may be purchased by the exercise of fifty (50) Warrants, which is initially $12.50 per 1.105 Common Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

“Warrants” means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and countersigned hereunder as Certificated Warrants and /or Uncertificated Warrants held through the book entry registration system on a no certificate issued basis, entitling the holder or holders thereof to purchase up to 700,000 Common Shares (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificates or Uncertificated Warrants;

7.         Subsection 2.2(1) of the Warrant Indenture is hereby amended to read as follows:

“Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Section 4.1, every fifty (50) Warrants shall entitle each Warrantholder thereof, upon exercise at any time as of the date hereof and prior to the Expiry Time, to acquire 1.105 Common Share upon payment of the Exercise Price.”;

8.         Section 3.1 of the Warrant Indenture is hereby amended to read as follows:

“Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase 1.105 Common Share for every fifty (50) Warrants as of the date hereof and prior to the Expiry Time and in accordance with the conditions herein.”;

9.         The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirm the Warrant Indenture in all other respects;

10.       This Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns; and

11.       This Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture.

EQUINOX GOLD CORP.

Per:	/s/ Susan Toews

Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Jennifer Wong

Authorized Signing Officer
Per:	/s/ Jennifer Lesley Wong

Authorized Signing Officer

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SCHEDULE “A” TO THE THIRD SUPPLEMENTAL WARRANT INDENTURE

NOTICE TO WARRANTHOLDERS

Reference is made to the warrant indenture dated August 29, 2016 between Equinox Gold Corp. (“Equinox” or the “Company”) and Computershare Trust Company of Canada (the “Warrant Agent”), as amended by way of certain supplemental warrant indentures dated November 3, 2016 and April 6, 2017, respectively (the “Warrant Indenture”).

The board of directors of the Company approved a consolidation of the Company’s share capital on the basis of five (5) pre-consolidation common shares for one (1) post-consolidation common share to be effective August 20, 2019 (the “Share Consolidation”). The Share Consolidation is subject to the approval of the TSX Venture Exchange. The Share Consolidation will constitute a “Common Share Reorganization” under Section 4.1(a)(ii) of the Warrant Indenture. Accordingly, this Notice is being delivered pursuant to Section 4.7 of the Warrant Indenture.

Upon completion of the Share Consolidation, the Warrantholder shall be entitled to receive upon exercise of its Warrants:

(i)	0.221 post-consolidation common share of the Company; and
(ii)	0.1105 of a common share of Solaris Copper,

for every ten (10) Warrants following the payment of the applicable adjusted exercise price of $12.50 effective as at August 20, 2019.

Fractional common shares shall not be issued or otherwise provided for. If any fraction of a common share would otherwise be issuable, the number of common shares so issued shall be rounded down to the nearest whole common share without the holder of such fractional common share receiving any compensation therefor. Subject to the effects of the Share Consolidation as described in this Notice, the certificates currently evidencing the rights of the holders of the Warrants will continue to evidence such rights, and no further action will be required on the part of the Warrantholder. If the Warrantholder wishes to transfer the Warrants, a new form of warrant certificate will be issued to the transferee that reflects the above noted adjustments taking consideration the Share Consolidation. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Warrant Indenture.

DATED effective as of August 12, 2019

EQUINOX GOLD CORP.

/s/ Susan Toews

______________________

Authorized Signatory

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